UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Creative 3D Technologies, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    September 8, 2017

Physical address of issuer
601 W. St. Johns Ave. #1221, Austin, TX 78752

Website of issuer
https://creative3dtechnologies.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,879.00	$5,552.00
Cash & Cash Equivalents	$1,879.00	$5,552.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$18,043.00	$19,193.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$16,856.00	-$47,002.00

FORM C-AR

Creative 3D Technologies, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Creative 3D Technologies, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://creative3dtechnologies.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 1/11/22.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Creative 3D Technologies, Inc. (the "Company") is a Texas Corporation, formed on September 8, 2017.

The Company is located at 601 W. St. Johns Ave. #1221, Austin, TX 78752.

The Company's website is https://creative3dtechnologies.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We design and produce all-in-one solution 3D printers. We intend to assemble/produce in-house in Texas and sell directly to customers, or retail partners.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our 3D printers is highly competitive.
We face competition with respect to any 3D printers that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and marketing approved 3D printers and thus may be better equipped than us to develop and commercialize 3D printers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide minor & major hardware components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide minor & major hardware components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular minor & major hardware components.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract

customers, and have a material negative impact on our operations, business, financial results and financial condition.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ethan Baehrend who are Started at company founding date to present of the Company. The Company has or intends to enter into employment agreements with Ethan Baehrend although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ethan Baehrend or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be

required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ethan Baehrend in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ethan Baehrend die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of freight services, and production materials. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of production materials as well as aluminum, acrylic, 3D printer filament, and packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility [or at our third-party manufacturing facilities] could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons,

including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will

likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that

there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least

the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and

those of affiliates investing along with them may be invested in this Offering.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has

caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the

outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on

its business and no provision for this outbreak is reflected in the accompanying financial statements.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were initially formed as an Illinois limited liability company on September 8, 2017 and converted to a Texas corporation on May 28, 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties,

complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We design and produce all-in-one solution 3D printers. We intend to assemble/produce in-house in Texas and sell directly to customers, or retail partners.

Business Plan

Creative 3D Technologies is committed to bringing the best user experience to its customers through its innovative products. Creative 3D Technologies' business strategy leverages its unique ability to develop and produce its own hardware to provide its customers with products and solutions with innovative design, superior ease-of-use, and high efficiencies. Moving forward after the raise, Creative 3D Technologies will begin preparing to produce in-house and begin sales of our first product, Duo. During this setup process, Creative 3D Technologies will continue to develop the next product in our line-up and high quality add-on accessories for Duo to expand the printer's capabilities.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Duo	Duo is Creative 3D Technologies' first 3D printer. It's a low price but a highly capable 3D printer with a large print area and a large level of modularity to make it suit a wide variety of customers' needs.	We're primarily focused on the mid-cost section of the 3D printing market. Customers looking for purchasing a 3D printer within the price of $7,000-$50,000. This middle market is largely composed of: small-medium manufacturing businesses, small-medium prototyping businesses, educational facilities, research labs, startups, and hobbyists.

We're currently developing the 2nd printer in our line-up, Dyad Shift, and expect to be selling it within 10-16 months post-funding. Additionally, subsequent add-ons that change printing methods or materials for our first product, Duo, will continue to be developed.

We sell our products off of our website directly to customers and sell to re-sellers through invoices.

Competition

The Company's primary competitors are Essentium, Stratasys, BigRep, Builder 3D, Stacker 3D, and Formlabs.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that 3D printers competitive with our offering. We believe that the principal competitive factors in the industries in which we compete include: innovative production methods; technical and industry expertise; product offerings; ability to add business value and improve performance; competitive pricing; product ability to deliver reliable results; quality of product and solutions; and printing performance/capabilities of the products.

Customer Base

The Company's target customer is primarily composed of small and medium-sized businesses, educational facilities, and larger corporations with prototyping and light production needs.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,956,916	Class 7: 3D Printers		October 15, 2018	January 7, 2020	United States
5,956,938	Class 7: 3D Printers		October 17, 2020	January 7, 2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 601 W. St. Johns Ave. #1221, Austin, TX 78752

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ethan Baehrend

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Started at company founding date to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The entire year of 2017, Ethan was self-employed refurbishing 3D printers & laying groundwork for Creative 3D Technologies Summer of 2017 he also worked as an unpaid intern at Raymond James in Oak Park He has worked as CEO of Creative 3D Technologies LLC since its inception in 2017 He began his role as CEO of Creative 3D Technologies Inc since its inception in 2018

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ethan Baehrend

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Started at company founding date to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The entire year of 2017, Ethan was self-employed refurbishing 3D printers & laying groundwork for Creative 3D Technologies Summer of 2017 he also worked as an unpaid intern at Raymond James in Oak Park He has worked as CEO of Creative 3D Technologies LLC since its inception in 2017 He began his role as CEO of Creative 3D Technologies Inc since its inception in 2018

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,250,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Reg CF Crowd Note Convertible Notes
Amount outstanding	130,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	
Name of creditor	
Amount outstanding	
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	None

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	750,000	$35,000.00	To develop Duo and test the company's potential market fit	December 14, 2017	Section 4(a)(2)
Crowd Note	0	$130,000.00	In conjunction with the company's seed funds its currently raising, will be used to set up an in-house production space, along with the tools and staffing to begin producing	January 4, 2022	Regulation CF

			products.		

Ownership

As of January 2022, Creative 3D Technologies is completely owned by Ethan Baehrend and will be sold off on an as-needed basis for funding and expansionary purposes.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ethan Baehrend	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Creative 3D Technologies raised funds in 2017 in December of 2017 to fund the development of our first product offering and directly test the market's demand for our product. The funds were used as efficiently as possible and made last for much more time than anticipated. Following the company's current offering, Creative 3D Technologies is continuing to raise funds into early 2022 in hopes to raise $500k. From there the business will have enough capital to execute our business plan and get to a point of stability and generation of revenue, but still have enough capital to last over a year in the situation that set-up takes longer than expected. Our significant challenges are setting up an in-house production line to produce our printers, creating custom manufacturing machinery to test & produce parts, and continuing to develop and market viable products in our competitive environment.

The Company is currently developing the second printer in its line-up, the Dyad Shift. The Company aims to begin selling the Dyad Shift within 10-16 months following the closing on the total $500k sum that his offering contributed to. Additionally, the Company will continue developing subsequent add-ons for the Duo, which are anticipated to change printing methods and/or materials.

Liquidity and Capital Resources

On 01/04/21 the Company conducted an offering pursuant to Regulation CF and raised $130,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Ethan Baehrend, being the founder of Creative 3D Technologies, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

1/11/22
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

CREATIVE 3D TECHNOLOGIES, LLC

Reviewed Financial Statements

December 31, 2019 and 2018

(With Independent Accountant's Report Thereon)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Brandon A. Maresma, CPA

The Board of Directors
Creative 3D Technologies, LLC

I have reviewed the accompanying financial statements of Creative 3D Technologies, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2019, and the related statements of income, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Mater Regarding Going Concern

As discussed in the notes to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Brandon A. Maresma, CPA

Jacksonville Beach, FL

June 24, 2020

Creative 3D Technologies, LLC
Balance Sheet
December 31, 2019 and 2018

Assets

		2019		2018
Current Assets:				
Cash and cash equivalents	$	1,879	$	5,552
Total Current Assets		1,879		5,552
Total Assets	$	1,879	$	5,552

Liabilities and Member's Equity

		2019		2018
Current Liabilities:				
Accounts payable	$	18,043	$	9,480
Customer deposits			$	9,712
Total Current Liabilities		18,043		19,193
Member's Equity				
Member's equity		(81,343)		(34,341)
Member's contributions		82,035		67,703
Net Loss		(16,856)		(47,002)
Total Member's Equity		(16,164)		(13,640)
Total Liabilities and Member's Equity	$	1,879	$	5,552

See accompanying notes and accountant's report

[3]

Creative 3D Technologies, LLC
Statement of Income
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenue	–	–
Operating Expenses:		
Advertising & Marketing Materials	6,832	13,277
Banking Fees & Adjustments	3,137	230
Meals	40	8
Office Supplies	90	10,162
Professional Services	4,787	5,303
R&D Supplies and Tools	904	14,548
Shipping & Travel	422	2,319
Software & Subscriptions	645	1,154
	16,856	47,002
Net Income from Operations	(16,856)	(47,002)
Net Income (Loss)	$ (16,856)	$ (47,002)

Creative 3D Technologies, LLC
Statement of Changes in Member's Equity
December 31, 2019 and 2018

| | Equity Shares and Additional Paid-In Capital | | Accumulated | Total Member's |
	Shares	Amount	Deficit	Equity
Balances as of Jan 1, 2018	$ 100	$ 55,004	$ (34,341)	$ 20,763
Net loss			(47,002)	(47,002)
Member's contributions		12,599		12,599
Balances as of December 31, 2018	100	67,603	(81,343)	(13,640)
Net loss			(16,856)	(16,856)
Member's contributions		14,332		14,332
Balances as of December 31, 2019	$ 100	$ 81,935	$ (98,199)	$ (16,164)

Creative 3D Technologies, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019 and 2018

Cash flows from operating activities:		**2019**		**2018**
Net income (loss)	$	(16,856)	$	(47,002)
Adjustments to reconcile net income to net cash provided:				
Customer deposits		(9,712)		9,712
Trade accounts and other payables		8,563		8,301
Total adjustments to net income		(1,150)		18,013
Net cash used by operating activities		(18,005)		(28,989)
Cash flows from investing activities:				
Purchase of fixed assets, net		–		–
Net cash used by investing activities		–		–
Cash flows from financing activities:				
Contribution from member		14,332		12,599
Net cash provided by financing activities		14,332		12,599
Net decrease in cash and cash equivalents		(3,673)		(16,390)
Cash and cash equivalents, at beginning of year		5,552		21,942
Cash and cash equivalents, at end of year	$	1,879	$	5,552

Supplementary disclosure of cash flow information:

Cash paid during the year for:

Interest   –   –

Creative 3D Technologies, LLC

Notes to Consolidated Financial Statements (Unaudited)

December 31, 2018 and 2019

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

Creative 3D Technologies, LLC ("the Company") was formed on September 8, 2017 in the state of Illinois. For income tax purposes, the Company is a disregarded entity and does not file a tax return for state or federal income tax purposes.

On May 28, 2020 the Company redomesticated in the state of Texas. The Company will continue to be a limited liability company but will elect to be treated as a C Corporation for federal and state income tax purposes.

Creative 3D Technologies is a 3D printer designer and producer, focusing on making feature and capability inclusive all in-one 3D printers. To date the Company has developed its first printer, Duo, a large format, independent dual extrusion, FDM style 3D printer at a very affordable price. Currently, the Company is seeking to begin production and accepting orders of Duo.

Since inception, the Company's activities have included product and business development, capital raising efforts, and operational expansion. As the Company commences full-scale operations, it is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

b) Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

c) Risks and Uncertainties

The Company has not commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

(1) Summary of Significant Accounting Policies (continued)

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

e) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Revenue Recognition

The company recognizes revenue in accordance with the following core principles of Accounting Standards Codification Section 606:

o Identify the contract with a customer
o Identify the performance obligations in the contract
o Determine the transaction price
o Allocate the transaction price to the performance obligations in the contract
o Recognize revenue when (or as) the entity satisfies a performance obligation

g) Advertising Costs

Advertising costs are expensed as incurred by the company.

h) Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

(1) Summary of Significant Accounting Policies (continued)

i) Income Taxes

For the years ended December 31, 2018 and 2019 the Company was operated as a single member limited liability company and is considered a disregarded entity for income tax purposes. Accordingly, the Company's taxable income or loss is reported on its member's tax return. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company's management intends to elect for the Company to be taxed as a C corporation for income tax purposes beginning in 2020 the calendar year.

j) Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

(2) Related Party Transactions

During the years ended December 31, 2019 and 2018, the Chief Executive Officer of the Company paid for certain expenses of the Company. Amounts to be reimbursed to him totaled $ 2,237 and $ 3,091 at December 31, 2019 and 2018, respectively. The amounts are recorded within the member's contributions account on the balance sheet.

(3) Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through June 24, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Fundraising

The Company has commenced efforts to seek the raising of capital to support and expand operations.